Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

Nextdoor Set to Go Public via the SPAC Route

The neighborhood social network reached an agreement with Khosla Ventures Acquisition Co. II

The transaction is expected to close in the the fourth quarter Nextdoor

Neighborhood social network Nextdoor took the next step toward becoming a publicly traded company, but not via the traditional initial public offering route.

Nextdoor said Tuesday that it entered into a definitive agreement with Khosla Ventures Acquisition Co. II, a special purpose acquisition company sponsored by an affiliate of Khosla Ventures, to become a publicly listed company, set to trade under the ticker symbol “KIND” once the transaction is closed.

The two companies said the deal will result in roughly $686 million in gross proceeds, including a $270 million fully committed private placement with participation from institutional investors such as funds and accounts advised by Baron Capital Group. Dragoneer, Soroban Capital and T. Rowe Price Associates: accounts advised by ARK Invest and ION Asset Management; and existing Nextdoor investors Hedosophia and Tiger Global.

Nextdoor CEO Sarah Friar and Khosla Ventures affiliates participated in the PIPE financing, as well.

Participants in the PIPE financing will invest $270 million through commitments to purchase shares of class-A common stock in Khosla Ventures Acquisition at $10 apiece, joined by approximately $416 million in cash held in the Khosla Ventures Acquisition trust account, will go toward supporting new and existing growth initiatives at Nextdoor.

The Nextdoor management team, led by Friar and chief financial officer Mike Doyle, will continue to lead the company once the transaction closes. It has already been approved by the boards of directors of both companies, and it is expected to close in the fourth quarter of 2021 following approval by Khosla Ventures and other customary closing conditions.

Once that is done, Friar, co-founders Prakash Janakiraman, Sarah Leary and Nirav Tolia and founding investor Bill Gurley will each contribute a portion of their personal stakes in Nextdoor to form and fund the Nextdoor Kind Foundation, a nonprofit dedicated to helping people rejuvenate their neighborhoods through targeted grants.

Friar said in a statement, “Nextdoor has been at the forefront of cultivating ‘hyperlocal’ communities and neighborhoods since its inception, allowing neighbors to create meaningful connections—both online and offline. Our business strengthens as we scale, benefiting from strong network effects, and we believe the proposed transaction with KVSB accelerates the growth potential of our platform. We remain focused on optimizing our strategy and investing in products to drive continued neighbor and organization acquisition and engagement.”

Khosla Ventures managing director and Khosla Ventures Acquisition founder Vinod Khosla added, “We have long focused on partnering with cutting-edge, category-defining companies with tremendous growth potential, strong management teams and, importantly, clearly defined missions. Nextdoor exhibits all of these qualities and more, and we look forward to continuing our partnership and accelerating Nextdoor’s growth as a public company.”

DAVID COHEN

@9Number9

david.cohen@adweek.com

David Cohen is editor of Adweek’s Social Pro Daily.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Kholsa Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, SPAC intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of SPAC. SPAC and Target also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by SPAC and Target through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

SPAC and Target and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC. To the extent that holdings of SPAC’s securities have changed since the amounts printed in SPAC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.